August 30, 2023

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Iron Bridge Mortgage Fund, LLC
Offering Statement on Form 1-A
Post-Qualification Amendment No. 1
Filed August 23, 2023
File No. 024-11984

To Whom It May Concern:

On behalf of Iron Bridge Mortgage Fund, LLC, I hereby request qualification of the above-referenced offering statement at 4:00 p.m., Eastern Time, on Friday, September 1, 2023, or as soon thereafter as possible.

Sincerely,

IRON BRIDGE MORTGAGE FUND, LLC

By: IRON BRIDGE MANAGEMENT GROUP, LLC Its: Manager

By:	/s/ Gerard Stascausky
Name:	Gerard Stascausky
Title:	Managing Director

cc:	Alison M. Pear